

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司





28 April 2010

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 27 April 2010 which we released to The Stock Exchange of Hong Kong Limited on 27 April 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

E;\sl\SA\Overseas Regulatory Announcement\SHMB\2010 AGM Notice\ltr. Doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842





SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 27 April 2010

* *For identification purpose only*

General Announcement
Reference No **SH-100416-58390**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 27/04/2010

Type	: Announcement
Subject	: NOTICE OF ANNUAL GENERAL MEETING
Contents	: We wish to announce that the Thirty-Ninth Annual General Meeting of Shangri-La Hotels (Malaysia) Berhad will be held at Sabah Room, B2 Level, Shangri-La Hotel Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 20 May 2010 at 10.00 a.m. The Notice of the Annual General Meeting which will be advertised in the New Straits Times on Wednesday, 28 April 2010 is attached herewith.
Attachments	: Notice of AGM.pdf

Announcement Details :



Shangri-La Hotels (Malaysia) Berhad

(10889-U)
(Incorporated in Malaysia)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty-Ninth Annual General Meeting of the Company will be held at Sabah Room, B2 Level, Shangri-La Hotel Kuala Lumpur, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 20 May 2010 at 10.00 a.m. for the following purposes:

1. To receive and adopt the Directors' Report and Audited Financial Statements for the year ended 31 December 2009 and the Auditors' Report thereon. **Ordinary Resolution 1**
2. To approve the payment of a Final dividend of 5% less tax of 25% for the year ended 31 December 2009 as recommended by the Directors. **Ordinary Resolution 2**
3. To approve the payment of Directors' fees for the year ended 31 December 2009. **Ordinary Resolution 3**
4. To re-elect the following Directors, each of whom are retiring by rotation pursuant to Article 95 of the Company's Articles of Association.
   i) Tan Sri A. Razak bin Ramli **Ordinary Resolution 4**
   ii) Datuk Supperamaniam a/l Manickam **Ordinary Resolution 5**
   iii) Tan Yew Jin **Ordinary Resolution 6**
   iv) Ravinder Singh Grewal Sarbjit S **Ordinary Resolution 7**
5. To re-appoint Tan Sri Dato' Mohd Amin bin Osman as a Director of the Company pursuant to Section 129(6) of the Companies Act, 1965 to hold office until the next Annual General Meeting of the Company. **Ordinary Resolution 8**
6. To re-appoint Messrs KPMG as Auditors of the Company to hold office until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. **Ordinary Resolution 9**
7. To transact any other business for which due notice shall have been given.

By Order of the Board

DATIN ROZINA MOHD AMIN
Company Secretary

Kuala Lumpur
28 April 2010

Notes:
1. A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a member of the Company.
2. The Form of Proxy must be deposited at the Registered Office of the Company, not less than 48 hours before the time set for the meeting or any adjournment thereof.
3. The proposed Final dividend, if approved, will be paid on Tuesday, 29 June 2010 to shareholders whose names appear in the Record of Depositors on Tuesday, 1 June 2010.